Filed by CVS Corporation
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

CVS/CAREMARK MERGER FACT SHEET

Companies
Tickers	NYSE: CVS		NYSE: CMX
Date of Special Shareholder Meeting	February 23, 2007		February 20, 2007
Descriptions	CVS Corporation is America's largest retail pharmacy, operating approximately 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through: CVS/pharmacy stores; CVS.com, its online pharmacy; MinuteClinic, its retail- based health clinic subsidiary; and PharmaCare, its pharmacy benefit management, mail services and specialty pharmacy subsidiary. www.CVS.com/corporate		Caremark Rx, Inc. is a leading pharmaceutical services company, providing through its affiliates comprehensive drug benefit services to health plan sponsors and their plan participants throughout the U.S. The company's clients include corporate health plans, managed care organizations, insurance companies, unions, government agencies and other funded benefit plans. In addition, Caremark is a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program. Caremark operates a national retail pharmacy network with over 60,000 participating pharmacies, 7 mail service pharmacies, the industry's only FDA-regulated repackaging plant and 21 licensed specialty pharmacies for delivery of advanced medications to individuals with chronic or genetic diseases and disorders. www.Caremark.com
Employees	170,000 employees, including 20,000 pharmacists and 300 nurse practitioners		13,000 employees, including 1,300 pharmacists
2006/2005 FinancialHighlights	2006	Revenues: $43.8 billion	2005	Revenues: $33.0 billion
		EBITDA: $3.2 billion		EBITDA: $1.6 billion
		Net Income: $1.4 billion		Net Income: $932.4 million
		Cash Flow from Operations: $1.7 billion		Cash Flow from Operations: $1.3 billion
Overview	Company Name:	CVS/Caremark Corporation
	Corporate Headquarters:	Woonsocket, RI
	Pharmacy Services HQ:	Nashville, TN
	Senior Management:	Chairman	Mac Crawford
		President and Chief Executive Officer	Tom Ryan
		Chief Financial Officer	Dave Rickard
		President, Caremark Pharmacy Services	Howard McLure
	Ticker:	NYSE: CVS
Transaction Terms	Structure:	Stock-for-stock merger of equals
		–	CVS to issue 1.67 shares for each Caremark share
		–	54.5% CVS / 45.5% Caremark pro forma ownership
		–	$2.00 special one-time cash dividend to Caremark shareholders paid upon or promptly after closing
		–	Accretive repurchase of 150 million shares, or approximately 10% of combined company’s outstanding shares, commenced promptly following closing
	Expected Closing:	Promptly following shareholder approvals
	Regulatory Approvals:	All necessary regulatory approvals received
Strategic Rationale	•	The merger between CVS and Caremark creates the premier integrated pharmacy services provider and offers significant benefits to employers, health plans, consumers and shareholders of both companies.
	•	The combined company is expected to able to offer end-to-end services, from plan design to prescription fulfillment, as well as the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and plan providers.
	•	CVS/Caremark is expected to improve the delivery of pharmacy services and healthcare decision making in an increasingly consumer-centric environment, enabling consumers to benefit from unparalleled access, greater convenience and greater choice.
	•	We expect this combination to realize substantial synergies: between $800 million and $1 billion in incremental revenue in 2008 and significantly more thereafter; annual cost savings in excess of $500 million; share repurchase expected to enable the company to achieve double-digit cents-per-share accretion and significantly increase return on equity in 2008.
	•	Combines one of the nation’s leading pharmaceutical services companies with the largest pharmacy chain; combined company will be: #1 in pharmacy sales; #1 in PBM lives managed; #2 in mail services pharmacy sales; #1 in specialty pharmacy sales; #1 in retail-based clinics.
	•	We believe this combination is the logical evolution of the pharmacy services industry, and enables CVS/Caremark to better address emerging trends and challenges in healthcare.
	•	CVS/Caremark expects to help manage the costs and complexities of the U.S. healthcare system, driving superior healthcare outcomes and enhancing value for employers, health plans, and consumers.
	•	Over time, the combination will create a platform to drive growth and offer new and innovative personalized services to consumers and employers.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.